EXHIBIT 99.2

February 25, 2010

TO:	Seabridge Gold Inc.

Re:	Seabridge Gold Inc. (the "Company")
Consent of Expert

Reference is made to the Company's prospectus supplement dated February 25, 2010 (the "Prospectus Supplement") which forms part of the Company's Registration Statement on Form F-10, as amended (File No. 333-164530), and any post-effective amendments thereto.

We hereby consent to: (i) being named in the Prospectus Supplement under the headings "Certain Income Tax Considerations for U.S. Holders - Canadian Federal Income Tax Considerations", "Certain Income Tax Considerations for Canadian Holders" and "Legal Matters" and (ii) the Company's use of and reference to our opinions under the headings "Certain Income Tax Considerations for U.S. Holders - Canadian Federal Income Tax Considerations" and "Certain Income Tax Considerations for Canadian Holders" in the Prospectus Supplement.

Yours truly,

MACLEOD DIXON llp